Exhibit (a)(9)

SUPERIOR COURT OF WASHINGTON

SNOHOMISH COUNTY

DAVID RAUL AS CUST FOR PINCHUS E RAUL UTMA NY, individually and on behalf of all others similarly situated,	Case No.

Plaintiff,	COMPLAINT

vs.

KEVIN GOODWIN, ROBERT HAUSER, CARMEN DIERSEN, STEVEN GOLDSTEIN, PAUL HAACK, RODNEY HOCHMAN, RICHARD MARTIN, WILLIAM PARZYBOK, and SONOSITE, INC.,	CLASS ACTION

JURY TRIAL DEMANDED

Defendants.

Plaintiff, by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

1. Plaintiff brings this class action on behalf of the public stockholders of SonoSite, Inc. (“SonoSite” or the “Company”) against SonoSite’s Board of Directors (the “Board” or, collectively, the “Individual Defendants”) for their breaches of fiduciary duties arising out of their attempt to sell the Company to FUJIFILM Holdings Corporation (“Fujifilm”) (the “Proposed Transaction”) by means of an unfair process and for an unfair price.

2. SonoSite is a world leader in hand-carried ultrasound, or HCU, systems. SonoSite specializes in the development of HCU systems for use in a variety of medical specialties in a range of clinical settings at the point-of-care.

3. On December 15, 2011, SonoSite and Fujifilm announced a definitive agreement under which Fujifilm, through its wholly owned subsidiary, Salmon Acquisition Corporation (“Merger Sub”), will commence a tender offer to acquire all of the outstanding shares of SonoSite for $54 per share in cash. The Board members have breached their fiduciary duties by agreeing to the Proposed Transaction for grossly inadequate consideration. As described in more detail below, based on, among other things, the future growth prospects of SonoSite and the market in which it operates, the consideration shareholders are to receive is inadequate and undervalues the Company.

4. Defendants have exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Transaction with deal protection devices that preclude other bidders from making a successful competing offer for the Company. Specifically, pursuant to the merger agreement dated December 15, 2011 (the “Merger Agreement”), defendants agreed to: (i) a strict no-solicitation provision that prevents the Company from soliciting other potential acquirers or even in continuing discussions and negotiations with potential acquirers; (ii) a provision that provides Fujifilm with four business days to match any competing proposal in the event one is made; and (iii) a provision that requires the Company to pay Fujifilm a termination fee of $24.9 million in order to enter into a transaction with a superior bidder. These provisions substantially and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives including a sale of all or part of SonoSite.

COMPLAINT Case No.	- 1 -	BRESKIN JOHNSON TOWNSEND PLLC 1111 Third Avenue, Suite 2230 Seattle, Washington 98101 Tel: 206-652-8660

5. The Individual Defendants have breached their fiduciary duties of loyalty, due care, independence, good faith and fair dealing, and SonoSite has aided and abetted such breaches by SonoSite’s officers and directors. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until defendants cure their breaches of fiduciary duty.

PARTIES

6. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of SonoSite.

7. SonoSite is a corporation organized and existing under the laws of the State of Washington. It maintains its principal corporate offices at 21919 30th Drive SE, Bothell, Washington 98021.

8. Defendant Kevin Goodwin (“Goodwin”) has been the President, Chief Executive Officer, and a director of the Company since 1998.

9. Defendant Robert Hauser (“Hauser”) has been a director of the Company since 2004 and Chairman of the Board since 2010.

10. Defendant Carmen Diersen (“Diersen”) has been a director of the Company since 2005.

11. Defendant Steven Goldstein (“Goldstein”) has been a director of the Company since 1998.

12. Defendant Paul Haack (“Haack”) has been a director of the Company since 2006.

13. Defendant Rodney Hochman (“Hochman”) has been a director of the Company since 2009.

14. Defendant Richard Martin (“Martin”) has been a director of the Company since 2008.

15. Defendant William Parzybok (“Parzybok”) has been a director of the Company since 1998.

16. Defendants referenced in ¶¶ 8 through 15 are collectively referred to as Individual Defendants and/or the Board.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

17. By reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of SonoSite and owe them, as well as the Company, a duty of care, loyalty, good faith, candor, and independence.

18. To diligently comply with their fiduciary duties, the Individual Defendants may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) adversely affects their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

COMPLAINT Case No.	- 2 -	BRESKIN JOHNSON TOWNSEND PLLC 1111 Third Avenue, Suite 2230 Seattle, Washington 98101 Tel: 206-652-8660

(d) will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public shareholders.

19. In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from:

(a) participating in any transaction where the Individual Defendants’ loyalties are divided;

(b) participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

20. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of care, loyalty, good faith, candor, and independence owed to plaintiff and other public shareholders of SonoSite.

CLASS ACTION ALLEGATIONS

21. Plaintiff brings this action on its own behalf and as a class action on behalf of all owners of SonoSite common stock and their successors in interest, except Defendants and their affiliates (the “Class”).

22. This action is properly maintainable as a class action for the following reasons:

(a) the Class is so numerous that joinder of all members is impracticable. As of December 18, 2011, SonoSite has approximately 13.94 million shares outstanding.

(b) questions of law and fact are common to the Class, including, inter alia, the following:

(i)	Have the Individual Defendants breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Transaction;

(ii)	Have the Individual Defendants breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Transaction;

(iii)	Have the Individual Defendants breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Transaction, including the duties of good faith, diligence, honesty and fair dealing;

(iv)	Have the Individual Defendants, in bad faith and for improper motives, impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

(v)	Whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.

(vi)	Has SonoSite aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(vii)	Is the Class entitled to injunctive relief or damages as a result of defendants’ wrongful conduct.

COMPLAINT Case No.	- 3 -	BRESKIN JOHNSON TOWNSEND PLLC 1111 Third Avenue, Suite 2230 Seattle, Washington 98101 Tel: 206-652-8660

(c) Plaintiff is committed to prosecuting this action, is an adequate representative of the Class, and has retained competent counsel experienced in litigation of this nature.

(d) Plaintiff’s claims are typical of those of the other members of the Class.

(e) Plaintiff has no interests that are adverse to the Class.

(f) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for the party opposing the Class.

(g) Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

(h) Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy

FURTHER SUBSTANTIVE ALLEGATIONS

23. SonoSite is a world leader in hand-carried ultrasound (“HCU”) systems. SonoSite specializes in the development of HCU systems for use in a variety of medical specialties in a range of clinical settings at the point-of-care. SonoSite’s proprietary technologies have enabled SonoSite to design HCU systems that combine high resolution, all-digital, broadband imaging with advanced features and capabilities typically found on cart-based ultrasound systems.

24. As stated in SonoSite’s latest Annual Report, SonoSite believes that “the performance, size, durability, ease of use and cost-effectiveness of [SonoSite’s] products are expanding existing ultrasound markets, and are opening new markets by bringing ultrasound visualization out of the imaging lab to the point-of-care such as the patient’s bedside or the physician’s examining table for diagnosis and procedural guidance.” Headquartered near Seattle, the Company is represented by 14 subsidiaries and a global distribution network in over 100 countries.

25. SonoSite’s point-of-care ultrasound products are in more than 20 clinical specialties. The company also recently expanded into the pre-clinical research market with the acquisition of VisualSonics, Inc. (“VisualSonics”) in June 2010. VisualSonics was a leader in the development, manufacturing, and marketing of ultra high-resolution, ultrasound-based imaging technology designed to enable discovery research, medical diagnosis and imaging small physiological structures in humans and animals. Prior to the acquisition, VisualSonics’ micro-ultrasound product platform served the pre-clinical research market. As stated in a May 27, 2010 press release announcing the acquisition of VisualSonics, “SonoSite expects to benefit from Visualsonics’s presence in the pre-clinical market. This market is estimated to exceed $350 million with a projected double-digit annualized growth rate.” As further stated by defendant Goodwin in the same press release: “With the ability to image extremely superficial structures at 40 microns, we envision the technology being used in a wide array of clinical markets and applications. These include diagnostic radiology, neonatology, pediatric cardiology, orthopedic medicine, tissue regeneration, and dermatology for cosmetic and clinical disease management. We also see solid potential to continue expanding in pre-clinical markets, such as cardiovascular research, gene therapy, cancer and the overall evaluation of drug therapies.”

26. SonoSite, and the HCU market, is positioned for tremendous growth. According to a report by InMedica, a market research company that focuses on the medical device industry, the worldwide ultrasound

COMPLAINT Case No.	- 4 -	BRESKIN JOHNSON TOWNSEND PLLC 1111 Third Avenue, Suite 2230 Seattle, Washington 98101 Tel: 206-652-8660

market for compact HCU was $810.9 million in 2009, excluding upgrades and services. In the report, InMedica projected that the compact HCU market would grow to $1.3 billion in 2014, representing a compounded annual growth rate of approximately 16.2%. According to the report, compact HCU has benefited from the economic downturn by providing budget minded healthcare providers with cost-effective equipment containing improved image quality and features over more expensive cart-based systems. The compact HCU market segment remains the fastest growing sector of the ultrasound market and is being driven by the identification of new clinical applications and expansion into new geographic regions.

27. On October 25, 2011, the Company announced its financial results for the first nine months of 2011. Among the financial highlights, the Company reported that revenues for the nine months of 2011 were $219.5 million, compared to $186.1 million for the first nine months of 2010, an increase of 18%.

28. In a press release dated December 15, 2011, the Company announced that it had entered into a merger agreement with Fujifilm pursuant to which Fujifilm, through Merger Sub, will commence a tender offer to acquire all of the outstanding shares of the Company for $54 per share in cash. The Proposed Transaction value is $995 million, including the assumption of debt.

29. Given the Company’s recent strong performance, its recent expansion into the pre-clinical research market, and the growth prospects of SonoSite and the HCU market, the Proposed Transaction consideration is inadequate and undervalues the Company.

30. While SonoSite shareholders are being cashed out at an unfair price, the Proposed Transaction will provide significant benefits to Fujifilm. The acquisition will speed Tokyo-based Fujifilm’s expansion into health care as it seeks to diversify away from cameras and film. “This transaction significantly accelerates Fujifilm’s full-scale entry into the fast-growing hand-carried, ultrasound equipment market,” Fujifilm President Shigetaka Komori said. The global market for portable ultrasound machines may reach 85 billion yen ($1.1 billion) in 2014 from 50 billion yen in 2009, Fujifilm told reporters at a briefing in Tokyo.

31. While the Company’s public shareholders are being cashed out an unfair price the Company’s senior management has procured for themselves significant financial benefits in the Proposed Transaction. As stated by defendant Goodwin in a December 15, 2011 conference call: “Furthermore SonoSite’s management team including myself is expected to remain in place following the closing of a transaction where we will play a key role in driving the group’s future growth in the medical equipment sector, a key strategic pillar of Fujifilm. I could not be more proud…to lead the company as we head into a very bright future.”

32. In addition, as part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

33. Section 7.1(a) of the Merger Agreement includes a “no solicitation” provision barring the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered by Fujifilm. Section 7.1(d) demands that the Company terminate any and all prior or on-going discussions with other potential acquirers.

34. Pursuant to the Merger Agreement, should an unsolicited bidder submit a competing proposal, the Company must notify Fujifilm of the bidder’s identity and the terms of the bidder’s offer. Thereafter, should the Board determine that the unsolicited offer is superior, before the Company can terminate the Merger Agreement with Fujifilm in order to enter into the competing proposal, it must grant Fujifilm four business days and allow Fujifilm to amend the terms of the Merger Agreement to make a counter-offer so that the competing bid no longer remains a superior proposal. In other words, the Merger Agreement gives Fujifilm access to any rival

COMPLAINT Case No.	- 5 -	BRESKIN JOHNSON TOWNSEND PLLC 1111 Third Avenue, Suite 2230 Seattle, Washington 98101 Tel: 206-652-8660

bidder’s information and allows Fujifilm a free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any “auction” will favor Fujifilm and piggy-back upon the due diligence of the foreclosed second bidder.

35. The Merger Agreement also provides that a termination fee of $24.9 million must be paid to Fujifilm by SonoSite if the Company decides to pursue the competing offer, thereby essentially requiring that the competing bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.

36. Fujifilm is also the beneficiary of a “Top-Up” provision that ensures that Fujifilm gains the shares necessary to effectuate a short-form merger. Pursuant to the Merger Agreement, if Fujifilm receives 90% of the shares outstanding through its tender offer, it can effect a short-form merger. In the event Fujifilm fails to acquire the 90% required, the Merger Agreement also contains a “Top-Up” provision that grants Fujifilm an option to purchase additional shares from the Company in order to reach the 90% threshold required to effectuate a short-form merger.

37. Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

38. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

CLAIMS FOR RELIEF

COUNT I

Breach of Fiduciary Duties

(against all Individual Defendants)

39. Plaintiff repeats all previous allegations as if set forth in full herein.

40. The Individual Defendants have knowingly and recklessly and in bad faith violated fiduciary duties of care, loyalty, good faith, and independence owed to the public shareholders of SonoSite and have acted to put their personal interests ahead of the interests of SonoSite shareholders.

41. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize SonoSite’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

42. The Individual Defendants have breached their fiduciary duties of loyalty, good faith, and independence owed to the shareholders of SonoSite because, among other reasons:

(a) they failed to take steps to maximize the value of SonoSite to its public shareholders and took steps to avoid competitive bidding;

(b) they failed to properly value SonoSite; and

(c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Transaction.

COMPLAINT Case No.	- 6 -	BRESKIN JOHNSON TOWNSEND PLLC 1111 Third Avenue, Suite 2230 Seattle, Washington 98101 Tel: 206-652-8660

43. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of SonoSite’s assets and will be prevented from benefiting from a value-maximizing transaction.

44. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

45. Plaintiff and the Class have no adequate remedy at law.

//

//

//

COUNT II

Aiding and Abetting

(against SonoSite)

46. Plaintiff repeats all previous allegations as if set forth in full herein.

47. As alleged in more detail above, Defendant SonoSite has aided and abetted the Individual Defendants’ breaches of fiduciary duties.

48. As a result, Plaintiff and the Class members are being harmed.

49. Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment against defendants jointly and severally, as follows:

A. declaring this action to be a class action and certifying Plaintiff as the Class representatives and his counsel as Class counsel;

B. enjoining, preliminarily and permanently, the Proposed Transaction;

C. in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

D. directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

E. awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

F. granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

COMPLAINT Case No.	- 7 -	BRESKIN JOHNSON TOWNSEND PLLC 1111 Third Avenue, Suite 2230 Seattle, Washington 98101 Tel: 206-652-8660

JURY DEMAND

Plaintiff demands a trial by jury of all issues so triable.

Respectfully submitted this 21st day of December, 2011.

BRESKIN JOHNSON & TOWNSEND PLLC

/s/ David E. Breskin
David E. Breskin WSBA 10607 for
Roger M. Townsend WSBA 25525
1111 Third Avenue, Suite 2230
Seattle, WA 98101
206 652 8660
rtownsend@bjtlegal.com

LEVI & KORSINSKY, LLP
Shannon Hopkins
Joseph Levi
30 Broad Street, 15th Floor
New York, NY 10004
Tel: (212) 363-7500
Fax: (212) 363-7171

Attorneys for Plaintiffs

COMPLAINT Case No.	- 8 -	BRESKIN JOHNSON TOWNSEND PLLC 1111 Third Avenue, Suite 2230 Seattle, Washington 98101 Tel: 206-652-8660